Exhibit 99.1


WILDER RICHMAN HISTORIC PROPERTIES II, L.P.
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                                                            599 W. Putnam Avenue
                                                            Greenwich, CT 06830
                                                                  (203) 869-0900

December 17, 2004

To the Unit Holders of
  Wilder Richman Historic Properties II, L.P.:

      You may have received an offer from Dixon Mills Investor, LLC to purchase your units of limited partnership interests in Wilder Richman Historic Properties II, L.P. (the "Partnership") at a price of $13,000 per unit, less any cash distributions made to you after December 1, 2004 (the "Offer").

      The general partner makes no recommendation as to whether or not unit holders should tender their units in response to the Offer. Unit holders should be aware, however, that the purchase price of the Offer, even after deducting the cash distribution made this month, exceeds the amount estimated to be available for distribution to unit holders if a sale of the property had occurred at recent offering prices, as discussed below. Unit holders, especially those who want immediate liquidity, may want to consider the following in making their own decisions as to whether or not to tender their units in the Offer.

      Tender offers for units with offer prices of $12,500 and $13,500 were completed in August and March 2004, respectively.

Reasons for Not Making a Recommendation

      The general partner believes that unit holders should make their own decisions whether to tender based upon their personal investment strategy, the individual tax consequences of tendering in the Offer or continuing to hold the units, and other relevant personal considerations. Unit holders are strongly urged to consult with their own tax and financial advisors in order to reach their own decisions as to these matters. If a unit holder tenders its units at $13,000 per unit in cash now, and all of the unit holder's units are purchased, the unit holder will forego the potential for a higher purchase price or annual cash distributions from operations, but will avoid the risk that the Partnership may not sell its assets for distribution in the near future or that future annual distributions from operations are not made or that the Partnership may sell its assets at a price that would result in a distribution to unit holders that is less than the price in the Offer.

      During 2002, a national brokerage and marketing firm was hired to privately solicit offers from major apartment owners to purchase the Dixon Mill property owned by the Partnership (the "Property") in order to determine the current market value of the Property. Two of those solicitations resulted in initial non-binding offers to purchase the Property. The general partner estimated that a sale at the highest price offered would have resulted in net proceeds to unit holders of approximately $13,000 per unit. Under the terms of the Partnership Agreement of the Partnership, a sale of the Property would require the consent of a majority in interest of the unit

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holders. On July 1, 2003, the Partnership presented proxy materials by which unit holders were asked to vote whether they wanted to pursue a sale of the Property. A sale was not approved as unit holders holding only 48% of the outstanding units voted in favor of a proposed sale.

      The general partner subsequently remarketed the Property and two offers were received with bids identical to the previous offers. According to the real estate agent, although the net operating income was reduced since the prior solicitation, the offering prices remained at the same level because of a substantial decline in the capitalization rate in the last two years, thereby offsetting the effect of the decline in net operating income. Despite this, it was estimated that the amount that would be available for distribution to unit holders from a sale at the offering prices, with updated balance sheet information, would be approximately $9,600 to $10,800 per unit. This decrease in the amount of distribution to unit holders is primarily a consequence of the increase in payables, as reflected in the updated balance sheet information included in the Partnership's Quarterly Report on Form 10-Q.

      Since the offers received were no higher than the offers produced by the previous marketing efforts, and since tender offers which offered prices up to $13,500 per unit were available to unit holders who wished to liquidate their holdings, the general partner did not pursue another vote of the unit holders whether to sell the Property based on the new offers. The general partner intends to continue to observe market conditions, and may consider possible opportunities to market the Property again in the future.

      The Partnership made a cash distribution in the amount of $750.00 per unit to unit holders as of December 1, 2004. The operating general partner of the operating limited partnership through which the Partnership owns the Property plans to build up reserves to a level sufficient to reasonably offset the potential adverse impact of future increases in the low floater interest rates in addition to other contingencies, such as capital improvements and potential significant increases in real estate taxes. The operating general partner stated that it considered these factors in determining the amount of the distribution.

      The Offer is for only 150 units (18.75% of the outstanding units). Unit holders should be aware that in the event the Offer is over-subscribed not all units tendered may be accepted for payment. Unit holders who do not tender all of their units, or who tender all of their units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the units that they continue to hold.

Tax Consequences

      All unit holders are advised to consult with their own tax advisers concerning the tax consequences of a sale of their units. There will be tax consequences to individual unit holders as a result of a sale of their units, and those tax consequences could vary significantly for each unit holder based on such unit holder's unique tax situation or other circumstances. In addition, unit holders should be aware that there could be different tax consequences depending upon whether all or only some of their units are purchased in the Offer. If a unit holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). If a unit holder sells only a portion of its units, the tendering unit

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holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale.

Alternative Transactions

      The Partnership recommends that unit holders be alert to alternative transactions that may be available, including a recent tender offer by MPF Flagship 9, LLC, Peachtree Partners and MacKenzie Patterson Fuller, Inc. ("MacKenzie Offer") to purchase up to 16 Units (representing approximately 2% of the outstanding Units) at $13,750 per Unit. The Mackenzie Offer will expire at 12:00 midnight, on January 10, 2005, and Units will be purchased on a first-come, first-buy basis. There can be no assurance that any additional offers to purchase Units will proceed or, if it does proceed, as to the time of commencement, price or other terms of such an offer.

If you have any questions regarding this information, please do not hesitate to contact us.

Sincerely,

Wilder Richman Historic Corporation
General Partner

Gina K. Dodge

Gina K. Dodge
Secretary